UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              Castle & Cooke, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    148433105
                        --------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

         Daniel R. Tisch                    Thomas J. Tisch
         500 Park Avenue                    667 Madison Avenue
         New York, N.Y. 10022               New York, N.Y. 10021
         212 935-6655                       212 545-2927
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 4, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 148433105                                        PAGE 2 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Daniel R. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (See Instructions)                                            (b)  [X ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    816,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     648,400
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      816,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               648,400
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,464,400
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 148433105                                        PAGE 3 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Andrew H. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (See Instructions)                                            (b)  [X ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     648,400
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               648,400
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     648,400
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 148433105                                        PAGE 4 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     James S. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (See Instructions)                                            (b)  [X ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     648,400
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               648,400
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     648,400
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 148433105                                        PAGE 5 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas J. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
     (See Instructions)                                            (b)  [X ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     648,400
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               648,400
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     648,400
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Common Stock, no par value (the "Common Stock"), of Castle & Cooke, Inc. (the "Issuer") whose principal executive offices are located at 10900 Wilshire Boulevard, 16th Floor, Los Angeles, California 90024.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by Daniel R. Tisch, Thomas J. Tisch, Andrew H. Tisch and James S. Tisch (the "Reporting Persons"), each of whom is a United States citizen.

         The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York. N.Y. 10022. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities), 500 Park Avenue, New York., N.Y. 10022.

         The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President and Chairman of the Executive Committee of Loews Corporation (a diversified financial corporation), 667 Madison Avenue, New York, N.Y. 10021.

         The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President, President and Chief Executive Officer of Loews Corporation (a diversified financial corporation), 667 Madison Avenue, New York, N.Y. 10021.

         The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Partner of FLF Associates and Manager of Four Partners and 4-14 Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

         During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final

                               Page 6 of 11 Pages
order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Because of family relationships among the Reporting Persons, they are filing jointly as if they constitute a group solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person except to the extent that beneficial ownership is expressly reported herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of $12,860,130 used to purchase 760,000 shares of Common Stock held by Mentor Partners, L.P was working capital of Mentor Partners, L.P. The source of $947,699 used to purchase 56,000 shares of Common Stock held by Mentor Offshore Fund Limited was working capital of Mentor Offshore Fund Limited. The source of $11,207,327.90 used to purchase 648,400 shares of Common Stock held by Four Partners was working capital of Four Partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Issuer referred to in this statement were acquired for the purpose of investment. On March 29, 2000, David H. Murdock, Chairman of the Board and Chief Executive Officer of the Issuer, announced that he had submitted a proposal to the Board of Directors of the Issuer pursuant to which entities controlled by him would acquire all of the outstanding shares of Common Stock of the Issuer not already owned by them at a price of $17 per share in cash. The Reporting Persons believe that the Common Stock is worth more than $17 per share and that its value will be recognized by the market in the future. The Reporting Persons may buy additional shares of Common Stock and may sell any shares of Common Stock at any time.

         Except as set forth above, at the present time none of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be

                               Page 7 of 11 Pages
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number and percentage of the outstanding Common Stock (based upon a total of 17,052,946 shares reported as outstanding by the Issuer as of March 16, 2000) beneficially owned by each of the Reporting Persons as of April 12, 2000 was as follows:

             Daniel R. Tisch         1,464,400           8.6%
             Thomas J. Tisch           648,400           3.8
             Andrew H. Tisch           648,400           3.8
             James S. Tisch            648,400           3.8

         Daniel R. Tisch has sole voting power and sole dispositive power as to 816,000 shares of Common Stock, which include 760,000 shares held by Mentor Partners, L.P. and 56,000 shares held by Mentor Offshore Fund Limited. Mentor Partners, L.P. is a Delaware limited partnership whose sole general partner is WTG & Co., L.P., a Delaware limited partnership whose sole general partner is D. Tisch & Co., Inc., a Delaware corporation. Daniel R. Tisch owns all of the stock of D. Tisch & Co., Inc. and is its chief executive officer and sole director. Mentor Offshore Fund Limited, a Cayman Islands company, has entered into an agreement whereby WTG & Co., L.P., acts as its investment adviser and has sole power to vote and sole power to dispose of securities held by it. Accordingly, Daniel R. Tisch has sole voting power and sole dispositive power over the shares of Common Stock held by Mentor Partners, L.P. and Mentor Offshore Fund Limited.

         Daniel R. Tisch, Thomas J. Tisch, Andrew H. Tisch and James S. Tisch have shared voting power and shared dispositive power as to 648,400 shares of Common Stock held by Four Partners, a New York general partnership the sole partners of which are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Each managing trustee has sole voting power and sole dispositive power with respect to securities held by each respective trust, and each general partner has shared voting power and shared dispositive power with respect to securities held by the partnership. In addition, the partnership has designated Thomas J. Tisch as its manager with full authority to act on behalf of the partnership in connection with the partnership business.

                               Page 8 of 11 Pages

         The Reporting Persons effected purchases of Common Stock on the New York Stock Exchange and in the over-the-counter market during the sixty days preceding the filing of this statement as follows:

Name                Date      No. of Shares      Price per Share
----                ----      -------------      ---------------
Daniel R. Tisch:
                    3/30/00        15,000           17.187
                    3/30/00       150,000           16.895
                    3/31/00        23,000           16.909
                    4/03/00       525,000           16.924
                    4/03/00        15,000           16.833
                    4/04/00        88,000           16.921

Daniel R. Tisch
Andrew H. Tisch
James S. Tisch
Thomas J. Tisch
(Acting jointly through Four Partners):

                    4/04/00       180,000           16.925
                    4/05/00       166,600           17.046
                    4/06/00         7,500           17.05
                    4/07/00       100,000           17.30
                    4/10/00        88,500           17.668
                    4/12/00       105,800           17.953

         Mentor Partners, L.P., Mentor Offshore Fund Limited and Four Partners have the right to receive dividends from and the proceeds from the sale of securities held by each of them respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Daniel R. Tisch, Thomas J. Tisch, Andrew H. Tisch and James S. Tisch are brothers.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement regarding the joint filing of this statement and any amendments hereto.



                               Page 9 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2000

                                              /s/ Daniel R. Tisch
                                              -------------------
                                                  Daniel R. Tisch



                                              /s/ Thomas J. Tisch
                                              -------------------
                                                  Thomas J. Tisch



                                              /s/ Andrew H. Tisch
                                              -------------------
                                                  Andrew H. Tisch



                                              /s/ James S. Tisch
                                              ------------------
                                                  James S. Tisch



                               Page 10 of 11 Pages

                                    AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Schedule 13D dated April 13, 2000 relating to the Common Stock, no par value, of Castle & Cooke, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

April 13, 2000

                                              /s/ Daniel R. Tisch
                                              -------------------
                                                  Daniel R. Tisch



                                              /s/ Thomas J. Tisch
                                              -------------------
                                                  Thomas J. Tisch



                                              /s/ Andrew H. Tisch
                                              -------------------
                                                  Andrew H. Tisch



                                              /s/ James S. Tisch
                                              ------------------
                                                  James S. Tisch



                               Page 11 of 11 Pages